                                                                    EXHIBIT 13.2


                              WESTERN ATLAS INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                           THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                      --------------------------
                                                                         1998            1997
                                                                      ----------      ----------
Revenue                                                               $  490,745      $  379,946
                                                                      ----------      ----------

Costs and expenses:
    Operating expenses                                                   291,748         245,840
    General and administrative                                            16,960          16,800
    Research and technology                                               14,427          15,235
    Depreciation, depletion, and amortization                            100,620          67,100
                                                                      ----------      ----------
       Total costs and expenses                                          423,755         344,975
                                                                      ----------      ----------
Operating profit                                                          66,990          34,971
                                                                      ----------      ----------

Other income and expenses:
    Interest income                                                          594             506
    Interest expense                                                     (13,382)         (8,669)
                                                                      ----------      ----------
       Total other income and expenses                                   (12,788)         (8,163)
                                                                      ----------      ----------

Earnings from continuing operations before taxes on income                54,202          26,808
Taxes on income                                                          (20,597)        (10,724)
                                                                      ----------      ----------

Earnings from continuing operations                                       33,605          16,084
Discontinued operations -- results of UNOVA, Inc.
    distributed to shareholders                                               --          14,718
                                                                      ----------      ----------
Net earnings                                                          $   33,605      $   30,802
                                                                      ==========      ==========

Basic net earnings per share:
    Continuing operations                                             $     0.61      $     0.30
    Discontinued operations                                                   --            0.28
                                                                      ----------      ----------
       Total                                                          $     0.61      $     0.58
                                                                      ==========      ==========

Diluted net earnings per share:
    Continuing operations                                             $     0.60      $     0.29
    Discontinued operations                                                   --            0.28
                                                                      ----------      ----------
       Total                                                          $     0.60      $     0.57
                                                                      ==========      ==========

Shares used in computing net earnings per share:
    Basic                                                                 54,689          53,743
    Diluted                                                               56,075          54,734


     See accompanying notes to condensed consolidated financial statements.

                               WESTERN ATLAS INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                      MARCH 31,       DECEMBER 31,
                                                                        1998              1997
                                                                    ------------      ------------
ASSETS

Current assets:
     Cash and cash equivalents                                      $     16,464      $     33,504
     Accounts receivable, net                                            450,024           445,420
     Inventories                                                          39,391            39,360
     Deferred tax assets                                                  37,168            34,841
     Other current assets                                                 46,383            39,366
                                                                    ------------      ------------
       Total current assets                                              589,430           592,491
Property, plant, and equipment, net                                      967,650           926,382
Multiclient seismic data and other assets                                510,108           479,654
Goodwill and other intangibles, net                                      327,501           332,180
                                                                    ------------      ------------
Total assets                                                        $  2,394,689      $  2,330,707
                                                                    ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                       $    330,811      $    260,627
     Payroll and related expenses                                         72,132           111,108
     Notes payable and current portion of long-term debt                  49,838           106,592
                                                                    ------------      ------------
       Total current liabilities                                         452,781           478,327

Long-term debt                                                           701,330           701,530

Deferred revenue and other long-term obligations                         316,207           263,983

Commitments and contingencies

Shareholders' equity:
     Preferred stock                                                          --                --
     Common stock                                                         54,792            54,588
     Additional paid-in capital                                          688,978           685,283
     Retained earnings                                                   184,107           150,502
     Pension liability adjustments                                        (3,506)           (3,506)
                                                                    ------------      ------------
       Total shareholders' equity                                        924,371           886,867
                                                                    ------------      ------------
Total liabilities and shareholders' equity                          $  2,394,689      $  2,330,707
                                                                    ============      ============



     See accompanying notes to condensed consolidated financial statements.

                               WESTERN ATLAS INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                        Three Months Ended
                                                                              March 31,
                                                                     --------------------------
                                                                        1998            1997
                                                                     ----------      ----------
Cash flows from operating activities:
   Net earnings from continuing operations                           $   33,605      $   16,084
   Adjustments to reconcile net earnings from continuing
      operations to net cash provided by operating activities:
      Depreciation, depletion, and amortization                         100,620          67,100
      Change in accounts receivable                                      (4,604)        (13,592)
      Change in inventories                                                 (31)          3,787
      Change in other current assets                                     (7,017)            824
      Change in accounts payable and accrued liabilities                 70,184          13,228
      Change in payroll and related expenses                            (38,976)        (31,929)
      Change in deferred revenue                                         48,205          94,340
      Other operating activities                                         (1,210)           (249)
                                                                     ----------      ----------
   Total from continuing operations                                     200,776         149,593
   Net cash flow from discontinued operations                                --          (4,994)
                                                                     ----------      ----------
   Net cash provided by operating activities                            200,776         144,599
                                                                     ----------      ----------
Cash flows from investing activities:
   Capital expenditures                                                 (86,817)       (128,245)
   Costs of multiclient seismic data acquired                           (80,259)        (51,109)
   Other investing activities                                             1,755          (2,049)
                                                                     ----------      ----------
   Total from continuing operations                                    (165,321)       (181,403)
   Net cash flow from discontinued operations                                --        (272,568)
                                                                     ----------      ----------
   Net cash used in investing activities                               (165,321)       (453,971)
                                                                     ----------      ----------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                                  --           2,201
   Repayment of long-term debt                                          (49,289)           (200)
   Net increase (decrease) in short-term borrowings                      (7,665)        200,561
   Increase in UNOVA, Inc. receivable                                        --         (56,915)
   Proceeds from issuance of common stock                                 3,898           1,070
   Other financing activities                                               561          (2,510)
                                                                     ----------      ----------
   Total from continuing operations                                     (52,495)        144,027
   Net cash flow from discontinued operations                                --         161,136
                                                                     ----------      ----------
   Net cash provided by (used in) financing activities                  (52,495)        305,163
                                                                     ----------      ----------
Net decrease in cash and cash equivalents                               (17,040)         (4,209)
Cash and cash equivalents, beginning of period                           33,504          16,296
                                                                     ----------      ----------
Cash and cash equivalents, end of period                             $   16,464      $   12,087
                                                                     ==========      ==========

Supplemental disclosures of cash flow information:
   Cash paid during the period for:
      Interest                                                       $    5,164      $    3,805
      Income taxes                                                   $    8,002      $   20,945

     See accompanying notes to condensed consolidated financial statements.

                               WESTERN ATLAS INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1998

1.   GENERAL

     The amounts included in this report are unaudited; however, in the opinion of the management of Western Atlas Inc. (the "Company"), all adjustments necessary for a fair presentation of the Company's consolidated financial position as of March 31, 1998 and its results of operations and cash flows for the three months ended March 31, 1998 and 1997 are included. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles are condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the Company's 1997 Annual Report on Form 10-K (as amended by Form 10-K/A) prepared in accordance with generally accepted accounting principles. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 was adopted by the Company in 1998. Comprehensive income as determined under this standard was $28.1 million for the three months ended March 31, 1997; there was no effect for the three months ended March 31, 1998.

2.   DISCONTINUED OPERATIONS

     On October 31, 1997, the Company distributed all the shares of UNOVA, Inc. ("UNOVA"), its then wholly owned industrial automation systems subsidiary, as a stock dividend to the Company's shareholders (the "Spin-off"). The operations of UNOVA for the three months ended March 31, 1997 are classified as discontinued operations in the Company's Condensed Consolidated Financial Statements. For periods prior to the Spin-off, total cash, debt, and related net interest expense were allocated based on the capital needs of the operations. All corporate general and administrative costs of the Company are included in continuing operations and no allocation was made to UNOVA for any of the periods presented.

     Discontinued operations of UNOVA for the three months ended March 31, 1997 are as follows (in thousands):


          Net revenue..........................................    $323,066
          Allocated interest expense...........................       3,566
          Allocated interest income............................       1,648

          Income before income taxes...........................    $ 24,529
          Provision for income taxes...........................       9,811
                                                                   --------
          Total discontinued operations, net of income taxes...    $ 14,718
                                                                   ========

3. EARNINGS PER SHARE

   For the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, titled "Earnings per Share," which simplifies the computation of earnings per share ("EPS") and increases comparability to international accounting standards. The effect of this accounting change on previously reported EPS data for the three months ended March 31, 1997 is as follows:


            Primary EPS as originally reported             $0.56
            Effect of SFAS No. 128                          0.02
                                                           -----
            Basic EPS as restated                          $0.58
                                                           =====

            Fully diluted EPS as originally reported       $0.56
            Effect of SFAS No. 128                          0.01
                                                           -----
            Diluted EPS as restated                        $0.57
                                                           =====

4. INVENTORY

   Summarized below are the components of inventory balances:

                                              MARCH 31,    DECEMBER 31,
                                                1998           1997
                                              ---------    ------------
                                                   (in thousands)
        Raw materials                        $ 19,330      $ 19,084
        Work in progress                       16,807        16,032
        Finished goods                          3,254         4,244
                                             --------      --------
        Total                                $ 39,391      $ 39,360
                                             ========      ========

5. DEBT

   The Company has a short-term commercial paper ("CP") program which allows the Company to borrow up to $400 million in aggregate maturity value of commercial paper, with maturities up to 270 days. At March 31, 1998, $201.9 million was borrowed under the CP program at annual interest rates approximating 5.69%. In connection with the CP program, the Company agreed to maintain committed credit facilities with a group of banks that provide for $400 million in long-term committed credit. At March 31, 1998, there were no amounts outstanding under the long-term committed credit facility. At March 31, 1998, $300 million in commercial paper and short-term obligations was reclassified to long-term debt as the Company has the ability and intent to refinance such obligations on a long-term basis.

6. SUBSEQUENT EVENTS

   On April 1, 1998, the Company acquired all the outstanding stock of WEDGE DIA-LOG, Inc. ("WEDGE") for approximately $218 million in cash (the "WEDGE Acquisition"). In connection with the WEDGE Acquisition, the Company repaid approximately $33 million of WEDGE's indebtedness. WEDGE specializes in cased-hole logging and pipe recovery services.

   In April 1998, the Company acquired 3-D Geophysical, Inc. ("3-D Geophysical") for $9.65 cash per share for an aggregate consideration of approximately $115 million. 3-D Geophysical is a supplier of primarily land-based seismic data acquisition services. In addition, the holders of unexercised options to acquire 3-D Geophysical common stock will receive an aggregate of approximately $3 million. 3-D Geophysical also had approximately $11 million in outstanding indebtedness which was repaid by the Company.

   The purchase method of accounting was used to record both of these acquisitions. Unaudited pro forma information related to these acquisitions is not included as the impact of these acquisitions is not material.

   On May 10, 1998, Baker Hughes Incorporated ("Baker Hughes") and the Company entered into a definitive merger agreement (the "Merger Agreement") which provides for the Company to be merged (the "BHI Merger") with a subsidiary of Baker Hughes. The Merger Agreement provides that the Company's shareholders are to receive 2.4 shares of newly issued Baker Hughes common stock for each Western Atlas common share, subject to adjustment. The transaction is expected to be accounted for as a pooling of interests and is expected to be tax-free to the Company's shareholders. It is anticipated that the transaction will be completed by the end of September 1998 and is subject to shareholder and regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Act, and other customary closing conditions.